UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

March 12, 2012

Commission File Number 1-14712

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

(If “Yes” is marked, indicate below the file number assigned to the

Registrant in connection with Rule 12g3-2(b): 82- )

PRESS RELEASE

FRANCE TELECOM–ORANGE AND PUBLICIS GROUPE PARTNER WITH IRIS CAPITAL MANAGEMENT TO CREATE A LEADING EUROPEAN VENTURE CAPITAL INVESTOR IN THE DIGITAL ECONOMY

Paris, March 12, 2012 - France Télécom-Orange [EURONEXT Paris : FR0000133308] and Publicis Groupe [EURONEXT Paris : FR0000130577] today announced they will partner with Iris Capital Management (Iris) to create one of Europe’s premier venture capital investors in the digital economy. Orange and Publicis Groupe will together contribute 150 million euros (ca. $200 million) to the initiative. Added to Iris’ pre-existing funding commitments from investors -- including the European Investment Fund and French public investor CDC Entreprises (Groupe Caisse des Dépôts) -- this will result in a total investment capacity in excess of 300 million euros.

Three funds will be created, to be organized as follows:

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OP Ventures Growth will target established companies in France and Europe, providing up to 15 million euros per project.

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OP Ventures Global will invest in start-ups outside Europe, also with funds of up to 15 million euros per project.

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OP Ventures Early Stage will provide seed-capital and early-stage investment of up to 3 million euros to young companies in France and Europe.

Both OP Ventures Growth and OP Ventures Global will be immediately operational, while the third fund, OP Ventures Early Stage, will open for business in the course of the second quarter of 2012. All three funds will be dedicated exclusively to companies involved in creating value within the digital economy.

Stéphane Richard, Chairman and CEO of France Télécom-Orange said, “I’m delighted by today’s launch of OP Ventures. This joint initiative with Publicis Groupe and Iris is a pioneer in its field. It complements Orange’s considerable effort in terms of research and development, and it will encourage the emergence of future leaders of the digital economy by bringing them funds at several stages of their development. I would also like to thank both the European Investment Fund and CDC Entreprises for contributing to this project to create one of the leading players in Europe in digital venture capital”.

“A lot of companies eagerly anticipate our new project,” added Maurice Lévy, Chairman and CEO of Publicis Groupe. “This is clear just from the number of requests we’ve already received. We’ve been keen to set up OP Ventures on strong foundations, and we’ve decided to partner with Iris because of the depth of their knowledge and their successful track record. There are a lot of smart engineers and entrepreneurs in France and in Europe who are involved in projects that are innovative and exciting, and our plan is to get funds flowing to their businesses as fast as possible so they can flourish”.

In practical terms, Orange and Publicis Groupe will each acquire a minority 24.5% interest in Paris-based Iris. Iris’ management will retain a controlling 51% interest and the company will continue to be run by Pierre de Fouquet and Antoine Garrigues. The Supervisory Board will be chaired by Maurice Lévy, Chairman and CEO of Publicis Groupe, with Gervais Pellissier, deputy CEO of France Télécom-Orange, as Deputy Chairman. All investment and divestment decisions will be made by an independent Investment Committee.

The tie-in with Iris brings the project, which Orange and Publicis Groupe first outlined in November 2011, an immediately operational team of investment professionals with an impressive track record and strong deal flow. Iris has invested some 870 million euros in more than 200 companies since its launch in 1986. Recent investments include French company Mediastay, an online games monetization platform; Berlin-based search-engine optimization company Searchmetrics; and Clear2Pay, a Belgian company specialized in payment technology solutions.

“This initiative illustrates a sweeping change in venture capital across Europe: renewed interest from the corporate world in sourcing innovation through venture capital investments,” said Richard Pelly, Chief Executive of the European Investment Fund (EIF). “As the leading venture capital investor in Europe, the EIF is delighted to have helped to structure this new initiative, which is part of a wider strategy to bring together large and small companies who can share much more than funding.”

Philippe Braidy, Chairman of CDC Entreprises commented, “In today's particularly challenging fundraising environment for venture capital funds, it is critical that initiatives be coordinated in order to achieve critical mass. The commitment of Orange and Publicis to invest in Iris’ investment vehicles already backed by CDC Entreprises within the ‘FSI France Investissement’ program is a great opportunity for innovative and high-growth French tech, media and telecoms companies to find capital and expertise to support their development. The Caisse des Dépôts Group is the initiator and long time sponsor of Iris, which spun-off in 2003.”

Iris Managing Partners Antoine Garrigues and Pierre de Fouquet commented, “This is an exceptional opportunity for a European venture player. The financial contribution and value-added that Orange and Publicis Groupe will bring to this initiative will considerably reinforce our ability to accompany budding companies in the digital economy. We’re proud to have been chosen by Orange and Publicis Groupe, and we’re highly motivated by this project’s ambitions.”

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About Iris Capital

Iris Capital is a pan-European venture capital fund manager specializing in media, telecoms, internet and IT. Since its inception in 1986, the Iris Capital team has invested more than €870 million. Iris Capital targets opportunities in service or technology companies seeking growth capital in order to realize their strategy. Iris provides active support to its portfolio companies on the basis of its strong sector specialization and experience. Based in Paris and Dusseldorf, the Iris Capital team has invested to date in 18 European countries.

Website: www.iriscapital.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: March 12, 2012	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations